UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Underwriting Agreement

On September 25, 2026, Arbe Robotics Ltd. (“Arbe” or the “Company”), commenced an underwritten registered direct offering (the “Offering”) of an aggregate of 833,334 ordinary shares (the “Shares”), par value NIS 0.000216 per share, of the Company (the “Ordinary Shares”) and, in lieu of Ordinary Shares to certain investors, pre-funded warrants to purchase up to 24,166,666 Ordinary Shares (the “Pre-Funded Warrants,” and together with the Shares, the “Securities”). The Pre-Funded Warrants have an exercise price of $0.0001 per Ordinary Share and are immediately exercisable until exercised in full. The offering price for each Share was $0.60 and the offering price for each Pre-Funded Warrant was $0.5999, which equals the offering price per Ordinary Share sold in the Offering less the $0.0001 per share exercise price for each Pre-Funded Warrant. The Company does not intend to list the Pre-Funded Warrants on The Nasdaq Global Select Market (“Nasdaq”) or any other nationally recognized securities exchange or trading system.

The exercise price and the number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares. The Pre-Funded Warrants are exercisable from the date of issuance and may be exercised by means of a cashless exercise. Under the Pre-Funded Warrants, the Company may not effect the exercise of the Pre-Funded Warrants, and a holder will not be entitled to exercise any portion of the Pre-Funded Warrants that, upon giving effect to such exercise, would result in: (i) the aggregate number of Ordinary Shares beneficially owned by such holder (together with its affiliates) exceeding 4.99% (or 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of the Company’s securities beneficially owned by such holder (together with its affiliates) exceeding 4.99% (or 9.99%) of the combined voting power of all of the Company’s securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants, which percentage may be changed at the holder’s election to a higher or lower percentage not in excess of 9.99% upon 61 days’ notice to the Company.

Canaccord Genuity acted as the sole bookrunner for the Offering.

The gross proceeds from the Offering, before deducting underwriting discounts and commissions and offering expenses payable by the Company, described in more detail below, were approximately $15.0 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, including, but not limited to, scaling its operations to support growing commercial opportunities, including the recently announced selection of Arbe’s radar technology for an L3 passenger vehicle program of one of the world’s largest automotive groups and its intended expansion into the defense and counter-drone markets, as well as to potentially pursue potential strategic merger and acquisition opportunities. The Offering is anticipated to close on or about September 28, 2026 (the “Closing”).

In connection with the Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Genuity LLC as the sole underwriter (the “Underwriter”). Pursuant to the Underwriting Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, Ordinary Shares, including the filing of a registration statement with the Securities and Exchange Commission (“SEC”) in respect thereof, subject to certain exceptions in each instance, for a period of ninety (90) days following the Closing.

The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the Company, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement and the Pre-Funded Warrants were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriter underwriting commissions and discounts equal to 6.0% of the gross proceeds of the Offering and reimbursement of expenses equal to $125,000.

The Securities were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-287805) originally filed on June 5, 2025, with the SEC under the Securities Act, and declared effective by the SEC on June 13, 2025. The foregoing descriptions of the Underwriting Agreement and Pre-Funded Warrants are not complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and Pre-Funded Warrant, respectively, copies of which are filed as Exhibit 1.1 and Exhibit 4.1, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Events

On September 25, 2026, the Company issued a press release announcing the Offering. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is hereby incorporated by reference herein.

INCORPORATION BY REFERENCE

This Current Report on Form 6-K, including the exhibits to this Current Report on Form 6-K, is incorporated by reference into and of the Company’s registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated September 25, 2026, by and between the Company and Canaccord Genuity LLC
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Erdinast, Ben Nathan, Toledano & Co.
5.2	Opinion of Ellenoff, Grossman & Schole LLP
99.1	Press Release, dated September 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbe Robotics Ltd.

Date: September 28, 2026	By:	/s/ Ram Machness
		Name:	Ram Machness
		Title:	Chief Executive Officer

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